FORM N-18f-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

M.D. SASS TAX ADVANTAGED BOND STRATEGY TRUST

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York, and the state of New York on the 27th day of November, 2006.

        M.D. Sass Tax Advantaged Bond Strategy Trust

        By:                          /s/ Bobby Liu
        Bobby Liu
        Secretary and General Counsel

Attest:                   /s/ Robert M. Salmon
Robert M. Salmon
Senior Vice-President